EXHIBIT (5)(B)

 April 23, 1996







 MR LARRY A BAKER
 TRUSTEE
 WAUSAU PAPERS OF NEW HAMPSHIRE INC
    HOURLY SAVINGS AND INVESTMENT PLAN
 WAUSAU PAPER MILLS COMPANY
 ONE CLARK'S ISLAND
 PO BOX 1408
 WAUSAU WI 54402-1408

 Dear Mr. Baker:

     We serve as employee benefits counsel for Wausau Papers of New Hampshire, Inc. ("Company"). In so acting, we have advised the Company in its role as sponsor of the Wausau Papers of New Hampshire, Inc. Hourly Savings and Investment Plan ("Plan") and have assisted the Company in the preparation of the Plan documents and amendments thereto. We have examined the Plan documents and amendments and such other documents as in our judgment are necessary or appropriate to enable us to render the opinion expressed below.

     A favorable letter of determination dated April 25, 1995 was received from the Internal Revenue Service with respect to the qualification of the Plan under Section 401(a) of the Internal Revenue Code, as amended ("Code"). Subsequent to the receipt of that letter, the Plan was amended in certain respects. Based upon the above described review and examination, it is our opinion that the amendments to the Plan adopted subsequent to the receipt of the favorable determination letter did not adversely affect the Plan's compliance with Code Section 401(a) and with the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     We have not been asked to and do not render any opinions with respect to any matters except as expressly set forth above. Specifically, we have not been asked to nor have we examined the Plan in operation with respect to compliance with the Code and ERISA.

                                    Very truly yours,

                                    RUDER, WARE & MICHLER, S.C.



                                    ARNOLD J. KIBURZ III
                                    Arnold J. Kiburz III